Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

October 24, 2026

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Audio Recordings of the Earnings call conducted on October 23, 2026

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find below the link of the audio recordings of the Earnings call held on October 23, 2026, in relation to Unaudited Financial Results of the Company for the quarter and half year ended September 30, 2026.

Weblink of Audio recordings : https://www.drreddys.com/cms/sites/default/files/2026-10/GMT20261023-140009_Recording.mp3

Weblink of Video recordings : https://players.brightcove.net/6416033764001/tBVDE8HXN_default/index.html?videoId=6407301667112

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR